

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 17, 2009

Mr. Martin M. Ellen
Snap-On Incorporated
2801 80th Street
Kenosha, Wisconsin 53143

      RE: **Snap-On Incorporated**
              Form 10-K for the fiscal year ended January 3, 2009
              Filed February 18, 2009
              File #1-7724

Dear Mr. Ellen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       John Hartz
                       Senior Assistant Chief Accountant